SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

F C New class of preferred shares, class A1 (PNA1) For Against Abstain and Blanks 1 Creation of a new class of preferred shares, class A1 (PNA1), registered, book-entry and with no par value, with the same rights, preferences and privileges as the currently existing class A preferred shares (PNA), plus the right to sell in a public tender offer (OPA) resulting from the sale of control, in order to ensure equal treatment to that afforded to the selling shareholder, and without the need for approval at a special meeting of holders of preferred shares. 685,974,957 7,286,393 3,650,400 New class of preferred shares, class B1 (PNB1) For Against Abstain and Blanks 2 Creation of a new class of preferred shares, class B1 (PNB1), registered, book-entry and with no par value, with the same rights, preferences and privileges as the currently existing class B preferred shares (PNB), plus the right to sell in a public tender offer (OPA) resulting from the sale of control, in order to ensure equal treatment to that afforded to the selling shareholder, and without the need for approval at a special meeting of preferred shareholders. 685,974,809 7,286,493 3,650,448 New class of preferred shares, class R (PNR) For Against Abstain and Blanks 3 Creation of a new class of preferred shares, class R (PNR), compulsorily redeemable, without the need for approval at a special meeting of preferred shareholders, pursuant to paragraph 6 of article 44 of the Brazilian Corporate Law, registered, book-entry and with no par value. 685,974,911 7,286,428 3,650,411 New class of preferred shares, designated class C For Against Abstain and Blanks 4 Creation of a new class of preferred shares, designated class C, registered, book-entry and with no par value, convertible into common shares and redeemable, with the addition of the right to sell in a public tender offer (OPA) resulting from the sale of control, in order to ensure equal treatment to that afforded to the selling shareholder (PNCs and, together with the PNA1, PNB1 and PNR, the New PNs), without the need for approval at a special meeting of preferred shareholders. 687,046,582 6,214,720 3,650,448 Mandatory conversions of all currently outstanding preferred shares For Against Abstain and Blanks 5 Subject to the creation and issuance of the New PNs, resolve on the mandatory conversions of all currently outstanding preferred shares, as follows: (e.1) conversion of the PNA shares into PNA1 and PNR shares, at the ratio of 1 (one) PNA share to 1 (one) PNA1 share and 1 (one) PNR share (PNA Conversion); and (e.2) conversion of PNB shares into PNB1 and PNR shares, at the ratio of 1 (one) PNB share to 1 (one) PNB1 share and 1 (one) PNR share (PNB Conversion, and together with PNA Conversion, the Conversions). 692,054,211 1,206,504 3,651,035 Compulsory redemption of all PNR shares For Against Abstain and Blanks 6 Subject to the Conversions, the compulsory redemption of all PNR shares, based on the calculation set forth in the Management Proposal (PNR Redemption). 691,895,932 1,206,504 3,809,314 Granting to the holders of the Company’s common shares the right to sell in a public tender offer (OPA) For Against Abstain and Blanks 7 Granting to the holders of the Company’s common shares the right to sell in a public tender offer (OPA) resulting from the sale of control, in order to ensure equal treatment to that afforded to the selling shareholder. 691,896,588 336,547 4,678,615 Authorized Capital For Against Abstain and Blanks 8 Increase of the Companys authorized capital limit and the consequent amendment to the caput of Article 5 of the Bylaws, in order to align it with the new authorized capital limit. 687,998,648 4,392,866 4,520,236 Amendment of the Companys Bylaws For Against Abstain and Blanks 9 Amendment of the Companys Bylaws to: (i.1) amend Article 4, caput, and §1, to include PNA1, PNB1, PNR, and PNC as new classes of preferred shares; amend §4 to regulate the one vote per share right of the PNCs; include §5 to provide for the extinction of the PNC class after the conversion or redemption of all its shares; include a new paragraph to expressly provide for the mandatory redeemable nature of the PNR and its automatic extinction upon full redemption; (i.2) amendment of Article 5, caput, to allow increases within the Company’s authorized capital through the issuance of PNCs; (i.3) amend the wording of Article 6, sole paragraph, due to the creation of the PNCs, to establish that this provision applies only to class A1 and B1 preferred shares; (i.4) make wording adjustments to Articles 9 and 10 in order to encompass all shares with voting rights, including the PNCs, in the context of the tender offer triggered upon reaching a relevant shareholding threshold (poison pill); (i.5) amend Article 11, caput, to contemplate the existence of the PNA1, PNB1, and PNC, including new paragraphs regulating their rights, characteristics, advantages, and limitations; provide for the tag-along right of the PNA1, PNB1, PNCs, and common shares; regulate the immediate redemption of the PNRs, the method for calculating the redemption value, its conditions and limitations; adjust the wording of §§1 to 6 to update numbering and the A1 and B1 nomenclature; (i.6) amend Article 16 to provide for the exceptions set forth in Article 11, §10 and §§15 to 17; (i.7) amend Article 34, caput, in order to expressly state that the right to elect board members in a separate vote applies only to preferred shares with no voting rights; and (i.8) amend Article 36, item XI, to include preferred shares among the matters under the competence of the Board of Directors relating to the issuance of shares under authorized capital. 691,987,438 403,940 4,520,372 Consolidation of the Companys Bylaws For Against Abstain and Blanks 10 If the resolutions set forth in items (a) to (i) above are approved, approve the consolidation of the Companys Bylaws, considering all the amendments approved by the shareholders at the Meeting, including numbering adjustments and updates to defined terms and cross-references applicable to the provisions of the Bylaws. 692,055,284 336,589 4,519,877 CNPJ: 00.001.180/0001-26 CONSOLIDATED DISTANCE VOTING MAP Extraordinary General Meeting to be held on 12/19/2025 # 1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.